

October 24, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Putnam ETF Trust, under the Exchange Act of 1934:

- Franklin California Municipal Income ETF

- Franklin Municipal High Yield ETF

- Franklin Municipal Income ETF

- Franklin New York Municipal Income ETF

- Franklin Short-Term Municipal Income ETF

Sincerely,

[signature: Craig A. Martin]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com